SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)*


                             EnerJex Resources, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    292758208
             -------------------------------------------------------
                                 (CUSIP Number)


                        West Coast Asset Management, Inc.
                             1205 Coast Village Road
                           Montecito, California 93108
                           Attention: R. Atticus Lowe
                            Telephone: (805) 653-5333

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 21, 2007
                                  April 9, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 10 pages

CUSIP No.:  292758208

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Atticus Lowe

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

14   TYPE OF REPORTING PERSON

     IN, HC

                               Page 2 of 10 pages

CUSIP No.:  292758208

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lance W. Helfert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

14   TYPE OF REPORTING PERSON

     IN, HC

                               Page 3 of 10 pages

CUSIP No.:  292758208

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Orfalea

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

14   TYPE OF REPORTING PERSON

     IN, HC

                               Page 4 of 10 pages

CUSIP No.:  292758208

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

14   TYPE OF REPORTING PERSON

     CO, IA

                               Page 5 of 10 pages

CUSIP No.:  292758208

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     West Coast Opportunity Fund, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER   -  0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  1,000,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER   -  0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.5%

14   TYPE OF REPORTING PERSON

     OO

                               Page 6 of 10 pages

                                EXPLANATORY NOTE

This Statement on Schedule 13D (this "Statement") supersedes and replaces the
Schedule 13G/A filed on February 4, 2008 which was filed in error and should be treated as withdrawn.

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the "Common Stock"), of EnerJex Resources, Inc. (the "Issuer"), with its principal executive offices located at 27 Corporate Woods, Suite 350, 10975 Grandview Drive, Overland Park, Kansas 66210.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"); (2) West Coast Asset Management, Inc., a California corporation (the "Managing Member"), which serves as the managing member of the Fund; (3) R. Atticus Lowe, a United States Citizen ("Lowe"); (4) Lance W. Helfert, a United States Citizen ("Helfert"); and (5) Paul J. Orfalea, a United States Citizen ("Orfalea", and together with Lowe and Helfert, the "Principals"). The principal business address of each of the Reporting Persons is located at 1205 Coast Village Road, Montecito, California 93108.

         The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Each of Lowe's and Helfert's principal occupation is serving on the investment committee of the Managing Member. Orfalea's principal occupation is involvement with a range of business ventures (including the Managing Member) and not-for-profit organizations.

         The principal business of the Managing Member is providing investment management services to the Fund and to separately managed accounts, some of which are affiliated with the Reporting Persons. The Fund owns all of the shares reported in this Statement. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares.

         (d)-(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by the Reporting Persons in making the purchases of the Debentures and Common Stock reported herein was $5,000,000 in the aggregate from working capital. The Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

                               Page 7 of 10 pages

ITEM 4.  Purpose of Transaction.

Purchase Agreement

         On April 11, 2007, the Issuer entered into a Securities Purchase Agreement, Registration Rights Agreements, Senior Secured Debentures, a Pledge and Security Agreement, a Secured Guaranty, and other related agreements (the "Financing Agreements"), with certain investors, including the Fund (the "Buyers"). Pursuant to the Financing Agreements, the Issuer issued senior secured debentures (the "Debentures") for a total aggregate purchase price of $9,000,000. In connection with the purchase, the Issuer further agreed to issue to each of the Buyers one share of the Issuer's Common Stock for each dollar purchased for a total issuance of 9,000,000 shares.

         The first closing occurred on April 12, 2007 and the Fund was issued a Debenture with a value of $3,500,000 and on the second closing on June 21, 2007 the Fund was issued a Debenture with a value of $1,500,000. As a result, the Fund was also issued 5,000,000 shares of Common Stock.

Consent and Waiver Agreement / Reverse Stock Split / Lock-Up Period

         On April 9, 2008, the Issuer and its wholly owned operating subsidiary, EnerJex Kansas, Inc., entered into a Debenture Holder Consent and Waiver Agreement (the "Consent Agreement") with the Buyers. Under the terms of the Consent Agreement, each of the Buyers consented to and approved (i) the consummation of a 1-for-5 reverse stock split (the "Reverse Stock Split") of the Issuer's shares of Common Stock, (ii) approved and consented to the Issuer's proposed redemption of the Debentures prior to the filing of a Registration Statement required to be filed pursuant to the terms of the Registration Rights Agreement between the Issuer and the holders of the Debentures; and (iii) agreed to enter into a standard lock-up agreement pursuant to which the Buyers shall agree not to sell, transfer or dispose of any shares of the Issuer's Common Stock owned by such Buyers until sixty (60) days following the closing of the underwritten public offering of the Issuer's Common Stock (the "Offering") without the written consent of the managing underwriter of the Offering.

         Effective July 25, 2008, the Issuer amended its articles of incorporation to implement the Reverse Stock Split. The share numbers reported on the cover pages hereto and in Item 5 below are after giving effect to the Reverse Stock Split.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of June 21, 2007, the Fund directly owns 1,000,000 shares of Common Stock, representing 22.5% of all of the outstanding shares of Common Stock. The Managing Member and the Principals may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares. The percentage set forth in this response is based on the 4,440,651 (post-split) shares of Common Stock outstanding as of June 21, 2007, as reported by the Issuer in its Registration Statement on Form SB-2 filed on June 26, 2007.

                               Page 8 of 10 pages

         (b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 1,000,000 shares reported herein.

         (c) No transactions in the Common Stock have been effected by the Reporting Persons in the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Exhibit B - Power of Attorney dated July 24, 2007

         Exhibit C - Securities Purchase Agreement dated April 11, 2007(1)

         Exhibit D - Registration Rights Agreement dated April 11, 2007(2)

         Exhibit E - Senior Secured Debenture dated April 11, 2007(3)

         Exhibit F - Secured Guaranty dated April 11, 2007(4)

         Exhibit G - Pledge and Security Agreement April 11, 2007(5)

         Exhibit H - Senior Secured Debenture dated June 21, 2007(6)

         Exhibit I - Debenture Holder Consent and Waiver Agreement dated April 9, 2008(7)

(1) Incorporated by reference to Exhibit 10.11 to the Issuer's Form 8-K filed on April 16, 2007.

(2) Incorporated by reference to Exhibit 10.12 to the Issuer's Form 8-K filed on April 16, 2007.

(3) Incorporated by reference to Exhibit 10.13 to the Issuer's Form 8-K filed on April 16, 2007.

(4) Incorporated by reference to Exhibit 10.19 to the Issuer's Form 8-K filed on April 16, 2007.

(5) Incorporated by reference to Exhibit 10.20 to the Issuer's Form 8-K filed on April 16, 2007.

(6) Incorporated by reference to Exhibit 10.24 to the Issuer's Form 8-K filed on June 25, 2007.

(7) Incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on April 15, 2008.

                               Page 9 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  February 13, 2009

                                       WEST COAST OPPORTUNITY FUND, LLC
                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           ------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Managing Member (for
                                                  itself and as the Managing
                                                  Member of the Fund) and
                                                  Attorney-in-fact for each of
                                                  the Principals



                               Page 10 of 10 pages

                                  EXHIBIT INDEX

         Exhibit A - Joint Filing Agreement

         Exhibit B - Power of Attorney dated July 24, 2007

         Exhibit C - Securities Purchase Agreement dated April 11, 2007(1)

         Exhibit D - Registration Rights Agreement dated April 11, 2007(2)

         Exhibit E - Senior Secured Debenture dated April 11, 2007(3)

         Exhibit F - Secured Guaranty dated April 11, 2007(4)

         Exhibit G - Pledge and Security Agreement April 11, 2007(5)

         Exhibit H - Senior Secured Debenture dated June 21, 2007(6)

         Exhibit I - Debenture Holder Consent and Waiver Agreement dated April 9, 2008(7)

(1) Incorporated by reference to Exhibit 10.11 to the Issuer's Form 8-K filed on April 16, 2007.

(2) Incorporated by reference to Exhibit 10.12 to the Issuer's Form 8-K filed on April 16, 2007.

(3) Incorporated by reference to Exhibit 10.13 to the Issuer's Form 8-K filed on April 16, 2007.

(4) Incorporated by reference to Exhibit 10.19 to the Issuer's Form 8-K filed on April 16, 2007.

(5) Incorporated by reference to Exhibit 10.20 to the Issuer's Form 8-K filed on April 16, 2007.

(6) Incorporated by reference to Exhibit 10.24 to the Issuer's Form 8-K filed on June 25, 2007.

(7) Incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on April 15, 2008.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2009

                                       WEST COAST OPPORTUNITY FUND, LLC
                                       WEST COAST ASSET MANAGEMENT, INC.
                                       R. ATTICUS LOWE
                                       LANCE W. HELFERT
                                       PAUL J. ORFALEA

                                       By: /s/ Linda Schuman
                                           -------------------------------------
                                           Name:  Linda Schuman
                                           Title: Chief Compliance Officer of
                                                  the Managing Member (for
                                                  itself and as the Managing
                                                  Member of the Fund) and
                                                  Attorney-in-fact for each of
                                                  the Principals

                                    EXHIBIT B

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance
W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents. The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Dated:  July 24, 2007                  /s/ Paul J. Orfalea
                                       -----------------------------------------
                                       Paul J. Orfalea


Dated:  July 24, 2007                  /s/ Lance W. Helfert
                                       -----------------------------------------
                                       Lance W. Helfert


Dated:  July 24, 2007                  /s/ R. Atticus Lowe
                                       -----------------------------------------
                                       R. Atticus Lowe